UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

In-Service Date for Intelsat 33e

On September 9, 2016, Intelsat S.A. issued a press release updating the expected in-service date for the Intelsat 33e satellite, which was successfully launched on August 24, 2016. The expected in-service date is being adjusted from the fourth quarter of 2016 to the first quarter of 2017.

Furnished as Exhibit 99.1 and incorporated herein by reference is a copy of the press release.

The information contained in this report shall be deemed to be incorporated by reference into the Offering Memorandum, dated August 29, 2016, with respect to the exchange offer for certain notes of Intelsat Jackson Holdings S.A., and into the Consent Solicitation Statement, dated August 29, 2016, with respect to the consent solicitation for certain notes of Intelsat Jackson Holdings S.A.

(d)	Exhibits.

Exhibit No.	Document Description

99.1	Press Release, dated September 9, 2016, entitled “Intelsat Updates In-Service Date for Intelsat 33e”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT S.A.

Date: September 9, 2016	By:	/s/ Michelle V. Bryan
	Name:	Michelle V. Bryan
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

Exhibit No.	Document Description

99.1	Press Release, dated September 9, 2016, entitled “Intelsat Updates In-Service Date for Intelsat 33e”